新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

RECEIVED

Your Ref: 82-1755
Our Ref: CSL/EL/MKK/S20
In reply Please quote our reference number on the letter and envelope.

8 March 2007

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

07021774

BY COURIER

Dear Sirs

Sponsored ADR Program

We enclose a copy of the published press announcement in respect of our Interim Dividend for the year ending 30 June 2007 in pursuance to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file on our company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Enc

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一　圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com　電子郵件：shkp@shkp.com
45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111　FAX: 2827 2862
WEBSITE: http://www.shkp.com　E-MAIL: shkp@shkp.com
IA179/3000/P/12-05/MK

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

2006 / 07 INTERIM RESULTS

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2006 was HK$10,910 million, including a revaluation surplus on investment properties of HK$5,639 million net of deferred tax, compared to HK$13,505 million for the corresponding period last year. Earnings per share were HK$4.38, compared to HK$5.62 for the same period last year.

If the effect of fair-valuation changes on investment properties had been excluded, the underlying net profit for the period would be HK$5,297 million, as compared to HK$6,079 million for the corresponding period last year. Underlying earnings per share would be HK$2.13, compared to HK$2.53 for the same period last year.

DIVIDEND

The directors have recommended the payment of an interim dividend of HK$0.70 per share for the six months ended 31 December 2006, the same as that for the corresponding period last year. It will be payable on 2 April 2007 to shareholders whose names appear on the Register of Members of the Company on 29 March 2007.

BUSINESS REVIEW

Property Sales

Property sales turnover for the period under review as recorded in the accounts was HK$6,888 million, compared with HK$7,283 million during the same period last year. The Group sold and presold an attributable HK$7,500 million worth of properties in Hong Kong during the period, compared to HK$1,748 million last year. Major projects sold included Park Island Phase 5 on Ma Wan, Severn 8 on The Peak and Harbour Green in West Kowloon.

The Group completed four projects consisting of 2.2 million square feet of attributable floor area during the period, of which 1.9 million square feet are residential area for sale. Details are shown below:

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Harbour Green	8 Sham Mong Road, West Kowloon	Residential	Joint venture	1,110,000
The Vineyard	23 Ngau Tam Mei Road, Yuen Long	Residential	100	383,000
Manhattan Hill	1 Po Lun Street, West Kowloon	Residential/ Shopping centre	33	376,000
Royal View Hotel	353 Castle Peak Road, Ting Kau	Hotel	100	310,000
Total				**2,179,000**

Hong Kong Land Bank

The Group continued to replenish its land bank in Hong Kong. It currently holds 42.5 million square feet of properties in Hong Kong, consisting of 22.7 million square feet of completed investment properties and 19.8 million square feet of properties under development. The Group also holds more than 23 million square feet of agricultural land in terms of site area. The majority of these sites are in the process of land use conversion and located along existing and planned railways in the New Territories.

Seven sites were added to the Group's land bank in Hong Kong since July 2006, through rail company tenders, government auctions, conversions and private negotiations. The total gross floor area amounted to 3.6 million square feet, most of which is for residential use. This includes the recently-won, mixed-use project above the MTR Tseung Kwan O Station and an industrial site in Kwun Tong.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
West Rail Tuen Mun Station Development	Residential/ Shopping centre	Joint venture	1,556,000
Tseung Kwan O Area 56 Development	Residential/ Office/ Hotel	Joint venture	1,541,000
Ngau Tam Mei Phase 1A, Yuen Long	Residential	100	48,000
195 Prince Edward Road, West Kowloon	Residential	100	46,000
12 Mount Kellett Road, The Peak	Residential	100	43,000
Tsing Lung Tau Lot 68	Residential	100	9,000
181 Hoi Bun Road, Kwun Tong	Industrial	100	309,000
Total			**3,552,000**

Property Development

Homebuyers have greater confidence as a result of an improving job market and consecutive years of pay rises. The volume of transactions in the residential market has risen modestly with stable prices since the middle of 2006, as fears over interest rate hikes diminished. More attractive mortgage interest rates in recent months have fuelled homebuyers' demand and market activity. Limited supply led to higher prices for luxury properties, and this sector continued to outperform the mass market.

The Group welcomed the government budget announced last week. The various relief measures and rebates, in particular the reduction in stamp duty on property transactions and waiving rates for two quarters, will encourage new homebuyers to enter the property market.

The period under review saw the Group continue to build on its leading position in the property market by delivering premium products and customer service. Severn 8 on The Peak set new standards for a deluxe townhouse development. The project has produced a very encouraging market response, with the Group's brand name helping it achieve record prices.

The Group remains committed to building homes with heart, offering premium developments with a range of flat sizes, efficient layouts and comprehensive clubhouse facilities to suit different people's needs and aspirations. The Group plans to complete an attributable 1.3 million square feet of properties in the second half of the current financial year, made up of the premium office space in Millennium City Phase 6 and the first phase of Kowloon Station Development Packages 5, 6 & 7, which will be mainly residential units for sale.

Property Investment

The Group's gross rental income for the period under review, including its share from joint-venture investment properties, was up 12 per cent to HK$3,498 million. Net rental income for the period was HK$2,535 million, an increase of 13 per cent over the previous year. Occupancy of the Group's rental portfolio remains high at 94 per cent. Overall rental income growth was primarily driven by increased rents for new leases and renewals for all types of property, with better growth from the office portfolio.

Office rents have risen mainly because of steady high demand, particularly in prime areas where the booming financial sector has sought space to expand. The Group's diverse office portfolio performed well in this positive environment, and new office projects to be completed over the next four years will further boost rental income.

The most significant office project under development is International Commerce Centre. This will be the tallest building in Hong Kong when completed in 2010, and it is destined to be both a landmark and a prestigious business address. The project is above Kowloon Station on the Airport Express, with easy access to Central and the airport, as well as the mainland via planned cross-border rail connections. It will incorporate a comprehensive range of facilities including two deluxe hotels — Ritz Carlton and W Hotel — and the stylish 900,000-square-foot Elements shopping mall set to open by the end of 2007. Soft marketing of the first 450,000 square feet of office space scheduled for completion by the end of this year is under way and the response has been encouraging. A marketing showroom will open shortly to support preliminary leasing.

Millennium City Phase 6 in East Kowloon is progressing as planned. It will contain approximately 400,000 square feet of superior office space with state-of-the-art facilities upon completion in mid 2007. The Group is also developing a large office project on Kwai Chung Town Lot 215. Construction of the first phase of 600,000 square feet is under way. Its modern design and international specifications will set a new benchmark for premium offices in the district. The completion of these projects will cement the Group's status as one of the largest grade-A office landlords in Hong Kong.

The local retail sector continued to do well and the Group's shopping centres attracted more visitors, benefiting retail tenants with higher traffic and turnover. The success of the APM and IFC malls, which are both fully let, has further reinforced the Group's leading position in the retail leasing market.

The Group will ensure that its shopping malls remain attractive by carrying out regular renovations, promotional campaigns and refinements to tenant mixes. World Trade Centre has been one of the most popular shopping malls in Causeway Bay. It has now been repositioned under the new name 'WTC more'. Renovations are under way to increase the retail area from 160,000 to 280,000 square feet, as nine office floors are being converted to retail use. It will be a chic modern hive of shopping and entertainment, offering customers a whole new experience.

Mainland Business

Robust economic growth, strong capital inflows and rising incomes resulted in buoyant property markets in most major mainland cities, while the macroeconomic control policies introduced in 2006 helped ensure a healthy, sustainable property market.

The Group currently owns an attributable 19.8 million square feet of gross floor area on the mainland, comprising 2.6 million square feet of completed investment properties and 17.2 million square feet of properties under development.

The Group's mainland business did well during the period under review. Foundations for the four-million-square-foot Shanghai IFC at Lujiazui in Shanghai are complete and work on the superstructure is under way. The world-class design and layout, up-to-date specifications and convenient location will provide excellent value to tenants. The first phase of 900,000 square feet of premium office space, a trendy shopping mall of one million square feet and a deluxe W Hotel will be completed by mid 2009. Completion of the whole project is planned for 2010, when the luxury Ritz Carlton Hotel will also begin operations.

The Huai Hai Zhong Road project at Puxi in Shanghai will have 2.7 million square feet, comprising a distinctive shopping mall of 1.2 million square feet, 1.3 million square feet of premium offices and 200,000 square feet of luxury residences. Construction has just begun and completion is scheduled for 2010. Planning of a world-class 1.7-million-square-foot luxury residential project on the Pudong waterfront with a world-renowned view of the Bund is in the final stages.

Construction recently began on 40-per-cent-owned joint-venture projects in Hangzhou and Wuxi. MIXC.Hangzhou will be completed in phases. The first phase of one million square feet of high-end residences and a shopping mall of 1.6 million square feet is scheduled for completion in 2009. Phase 1 of the Taihu International Community project in Wuxi with 1.2 million square feet of low-rise luxury residences is scheduled for completion in 2008. Marketing and pre-sales will commence later this year.

Rental properties in Shanghai continued to do well. Shanghai Central Plaza was virtually fully let with increased rents for both the office and retail space, and Shanghai Arcadia registered satisfactory occupancy during the period under review. The one-million-square-foot shopping mall that is part of Sun Dong An Plaza in Beijing was recently renamed 'Beijing APM'. It is undergoing a major revamp to reposition the mall as a major attraction for young shoppers with international brands and trendy stores in time for the 2008 Olympic Games. This will reinforce the mall's attraction as a shopping, dining and entertainment focus for both local residents and tourists. The 430,000 square feet of quality office space that forms the remainder of the project will also be refurbished soon.

Hotels

Visitor arrivals continued to grow in recent months and hotel industry's performance remained impressive. Given Hong Kong's status as a hub of finance, business and tourism, demand for hotel rooms is expected to keep rising.

The Group is developing two more premium-brand hotels at Kowloon Station to take advantage of the growing business opportunities. W Hotel is scheduled for completion in 2008 and Ritz Carlton in 2010. The newly-acquired project above the MTR Tseung Kwan O Station will also include a premium hotel. The recently-completed Royal View Hotel on the Ting Kau waterfront in Tsuen Wan will open for business soon, with most of the 691 guest rooms offering stunning views of the Tsing Ma and Ting Kau bridges. When all these hotels are in operation, the Group will own about 4,500 hotel rooms in Hong Kong in attributable terms.

The Group's Four Seasons, Royal Garden, Royal Plaza and Royal Park hotels performed well during the period under review, recording high average occupancy of 90 per cent and healthy increases in room rates.

Telecommunications and Information Technology

SmarTone

Competition in the mobile communication sector remained intense during the period under review. SmarTone continued to deliver growth in service revenue and net profit stabilized despite increases in operating expenses and handset subsidy amortization due to 3G. Riding on its leadership in service quality and innovation, the company will continue to focus on targeted customer segments to increase revenue market share. The Group is confident in SmarTone's prospects and will continue to hold the company as a long-term strategic investment.

SUNeVision

SUNeVision saw continued revenue growth and profitability in the period under review. Its iAdvantage subsidiary remained Hong Kong's leading carrier-neutral data centre operator and sustained its recruitment of new clients such as top-tier multinational and local firms, achieving satisfactory improvements in occupancy. The payment of normal and special dividends of approximately HK$1,400 million in October 2006 nonetheless left SUNeVision in a strong financial position with approximately HK$300 million in cash and interest-bearing securities on hand. The Group remains confident in the company's financial strength and earning prospects.

Transportation and Infrastructure

Transport International Holdings

Higher fuel prices, tunnel tolls and wages have affected the franchised bus business operated by Transport International Holdings (TIH), but the loss of patronage to new rails has stabilized and the results for the non-franchised transport business have been encouraging. TIH's investments in transport-related businesses on the mainland have made good progress and the company will continue to explore new opportunities on the mainland given the positive long-term outlook. The sale of its Manhattan Hill residential development in West Kowloon should enhance the company's financial position. TIH also owns 73 per cent of RoadShow Holdings Limited, which is mainly engaged in the media sales business in Hong Kong and on the mainland.

Other Infrastructure Businesses

The Wilson Group achieved satisfactory results during the period, as did both the River Trade Terminal and Airport Freight Forwarding Centre. Traffic on Route 3 (CPS) remained steady. All the Group's infrastructure projects are in Hong Kong, and given their potential to generate strong cash flows and good returns over time, the Group intends to hold them as long-term investments.

Corporate Finance

The Group is committed to conservative financial policies, maintaining high liquidity and low gearing. Its net debt to shareholders' funds ratio stood at 17.5 per cent as at 31 December 2006. Almost all the Group's banking facilities are unsecured, and a substantial majority of its borrowings are denominated in Hong Kong dollars so its foreign exchange risks are low. The Group does not take speculative derivative positions and it has no off-balance-sheet or contingent liabilities, except borrowings by joint-venture companies.

The Group always monitors its interest costs closely, and it will continue to source long-term funding at competitive rates in order to lengthen its debt maturity profile. It has ample committed undrawn facilities for its future business expansion. The Group issued a S$270 million bond in November 2006 and another US$300 million bond in early March 2007, both at competitive rates. The first bond will be used to finance the Orchard Turn project in Singapore and the second for general funding. The Group will continue to look for opportunities to further broaden its funding base to finance investments on the mainland.

The Group's robust financial condition and leading market position have earned it an A1 rating with a stable outlook from Moody's and an A rating with a stable outlook from Standard & Poor's. These are the highest ratings given to any developer in Hong Kong.

Customer Service

A dedication to offering the finest customer service is one of the major contributors to the Group's success. Its property-management subsidiaries Hong Yip and Kai Shing provide occupants of the Group's residential estates quality customer care, and this premier standard of service has been extended to the Group's shopping malls and office developments. The companies are widely recognized for their dedication to providing excellent service and working for a greener Hong Kong, winning numerous awards for service, eco-friendly maintenance and landscaping.

Membership in the SHKP Club now stands at over 250,000. The Club stages a variety of events to reinforce and complement the Group's ideal of Building Homes with Heart. The Club's recent 'Loving Home' campaign attracted a great deal of interest from members and the public. The Club's co brand VISA card continues to offer members numerous shopping and other benefits.

Corporate Governance

Maintaining high standards of corporate governance in every aspect of its business is central to the Group's management philosophy. The Group adheres to this high standard of corporate governance through an effective board of directors, timely disclosure of information and a proactive investor-relations programme. Audit, Remuneration and Nomination committees are all in place, and the Group will continue its efforts to stay at the leading edge of best corporate governance practices.

The Group's effective management and good corporate governance are widely recognized by internationally-renowned financial publications. *Asiamoney* magazine ranked the Group number one among the Best Companies for Corporate Governance in both Hong Kong and Asia in 2006, and *Euromoney* ranked it the number one Property Developer in Hong Kong and Asia for the same year. The Group was also named the number one brand among Hong Kong developers in the 2006 Readers' Digest Trusted Brand Awards.

Corporate Citizenship

Supporting charities and educational initiatives are also priorities for the Group. Its SHKP Book Club continues to gather momentum and its book review competitions are extremely popular with students. The Young Writers' Debut competition will soon introduce a number of new stars on the local literary scene. The Group remains committed to funding numerous scholarships for deserving students at local and mainland educational institutions. The SHKP Mental Health Alliance has made strides in improving mental health in the community by organizing a wide range of seminars and workshops, as well as publishing a free mental health magazine.

The Group's staff are encouraged to become involved in community work via the SHKP Volunteer Team. There are also a wide variety of work-related courses provided for staff, offering opportunities to develop professionally, in addition to the career opportunities that the Group's management trainee and other programmes create for new recruits.

PROSPECTS

The global economy will continue to grow in 2007. While there may be monetary tightening in western economies because of inflationary pressures, US interest rates are likely to remain steady this year alongside moderate economic growth.

Growth in the mainland economy will continue to be robust this year due to the continuing inflow of foreign investment, rising domestic spending, and buoyant exports. With this positive external environment, increased local consumer confidence and ample liquidity will continue to drive Hong Kong's economy steadily forward.

The residential market in Hong Kong is expected to fare better this year. Household incomes have been rising with a better job market. Low mortgage interest rates, high affordability for buyers and renewed confidence will support the demand for housing. The supply of new units will keep declining to low levels over the next few years. All these suggest that prices should rise steadily in the years ahead

The Group will continue replenishing its Hong Kong land bank through various means, particularly farmland conversion, in order to increase residential completions over the long term. It will keep offering premium-quality developments with a diverse mix of flats, innovative designs, better layouts, comprehensive facilities and total lifestyles to meet customers' preferences and aspirations for their homes. The Group's strong brand identity gives it enhanced development margins on projects.

The Group's property investment portfolio will continue to perform well, with higher rents for both new leases and renewals. Retail rents are expected to rise steadily as a result of buoyant local consumption and tourist spending. The grade-A office leasing market should stay active and rents remain firm if not higher, particularly for space in the Central core, because of demand from various sectors including investments, banking and multinational corporations.

Expansion in the mainland property sector will help drive the Group's long-term growth. The Group has been strengthening its China's team and is now actively looking for new property projects in major mainland cities. With the completion of new landmark projects, the Group aims to replicate its Hong Kong success and strong brand on the mainland.

The Group is developing 7.2 million square feet of investment property for rent in Hong Kong. These projects and landmarks like Shanghai IFC on the mainland will increase the Group's recurrent rental income over the next few years. The Group will also consider disposing of non-core property assets to increase asset turnover and shareholder value.

New residential developments will be offered for sale according to schedule for 2007. Projects set to go on the market in the next nine months include The Vineyard in Yuen Long, a project on Shun Ning Road in Kowloon and the residential units in the Kowloon Station development. Barring unforeseen circumstances, the results for the current financial year are expected to be solid.

APPRECIATION

Non-Executive Director Mr Law King Wan retired from the board in December 2006. He made substantial contributions to the Group's development during his many years of service, and on behalf of the board I would like to thank Mr Law for his valuable efforts.

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 7 March 2007

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

2006 / 07 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors of Sun Hung Kai Properties Limited announces the following unaudited consolidated figures for the Group for the period ended 31 December 2006 with comparative figures for 2005:-

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 December 2006
(Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31 December 2006	2005
Revenue	2(a)	**14,781**	14,466
Cost of sales and operating expenses		**(8,220)**	(6,188)
Gross profit		**6,561**	8,278
Other income		**314**	305
Selling and marketing expenses		**(755)**	(632)
Administrative expenses		**(585)**	(561)
Operating profit before change in fair value of investment properties	2(a)	**5,535**	7,390
Increase in fair value of investment properties		**5,547**	7,784
Operating profit after change in fair value of investment properties		**11,082**	15,174
Finance costs		**(430)**	(464)
Finance income		**133**	86
Net finance costs	3	**(297)**	(378)
Profit/(loss) on disposal of long-term investments less impairment	4	**4**	(13)
Share of results of associates		**398**	96
Share of results of jointly controlled entities		**565**	130
Share of increase in fair value of investment properties net of deferred tax held by associates and jointly controlled entities		**1,064**	1,010
	2(b)	**2,027**	1,236
Profit before taxation	5	**12,816**	16,019
Taxation	6	**(1,816)**	(2,429)
Profit for the period		**11,000**	13,590
Attributable to:			
Company's shareholders		**10,910**	13,505
Minority interests		**90**	85
		11,000	13,590
Interim dividend at HK$0.70 (2005: HK$0.70) per share		**1,744**	1,681
(Expressed in Hong Kong dollars)			
Earnings per share for profit attributable to Company's Shareholders	7(a)		
Basic		**$ 4.38**	$ 5.62
Diluted		**$ 4.38**	$ 5.62
Earnings per share excluding changes in fair value of investment properties net of deferred tax	7(b)		
Basic		**$ 2.13**	$ 2.53
Diluted		**$ 2.13**	$ 2.53

CONSOLIDATED BALANCE SHEET

As at 31 December 2006
(Expressed in millions of Hong Kong dollars)

	(Unaudited) 31 December 2006	(Audited) 30 June 2006
Non-current assets		
Investment properties	**123,143**	116,733
Fixed assets	**19,813**	17,173
Associates	**2,580**	2,102
Jointly controlled entities	**25,985**	21,944
Long-term investments	**5,685**	3,379
Loan receivables	**1,219**	1,397
Intangible asset	**666**	632
	178,291	163,360
Current assets		
Properties for sale	**45,247**	44,815
Debtors, prepayment & others	**16,137**	13,464
Short-term investments	**886**	1,353
Bank balances and deposits	**6,971**	7,806
	69,241	67,438
Current liabilities		
Bank and other borrowings	**(1,231)**	(2,950)
Trade and other payables	**(11,991)**	(12,116)
Deposits received on sale of properties	**(15)**	(19)
Taxation	**(3,349)**	(3,499)
	(16,586)	(18,584)
Net current assets	**52,655**	48,854
Total assets less current liabilities	**230,946**	212,214
Non-current liabilities		
Bank and other borrowings	**(36,560)**	(27,287)
Deferred taxation	**(14,900)**	(13,769)
Other long-term liabilities	**(663)**	(611)
	(52,123)	(41,667)
Net assets	**178,823**	170,547
Capital and reserves		
Share capital	**1,246**	1,246
Share premium and reserves	**174,732**	166,283
Shareholders' funds	**175,978**	167,529
Minority interests	**2,845**	3,018
Total equity	**178,823**	170,547

NOTES TO CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Expressed in millions of Hong Kong dollars)

1. **Basis of Preparation**

The condensed interim financial statements have been prepared in accordance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2006.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively, "HKFRSs") which are effective for accounting periods beginning on or after 1 January 2006. The adoption of these HKFRSs has no significant impact on the Group's results and financial position.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. **Segment Results**

(a) The Company and its subsidiaries

The Group's revenue and results by business segments are analysed as follows:

	Revenue Six months ended 31 December 2006	2005	Profit After Taxation Six months ended 31 December 2006	2005
Property				
Property sales	**6,888**	7,283	**2,633**	4,644
Rental income	**2,966**	2,810	**2,143**	2,026
	9,854	10,093	**4,776**	6,670
Hotel operation	**415**	363	**140**	112
Telecommunications	**1,102**	1,860	**48**	59
Other businesses	**3,410**	2,150	**578**	559
	14,781	14,466	**5,542**	7,400
Other income			**314**	305
Unallocated administrative expenses			**(321)**	(315)
Operating profit before change in fair value of investment properties			**5,535**	7,390
Increase in fair value of investment properties			**5,547**	7,784
Operating profit after change in fair value of investment properties			**11,082**	15,174
Net finance costs			**(297)**	(378)
Profit/(loss) on disposal of long-term investments less impairment			**4**	(13)
Profit before taxation			**10,789**	14,783
Taxation			**(1,816)**	(2,429)
Profit after taxation			**8,973**	12,354

Revenue from properties sales includes HK$36 million (2005: Nil) from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, internet infrastructure, enabling services and department store.

Other income includes mainly investment income from equity and bonds investments.

Less than ten per cent of the operations of the Group in terms of revenue and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of results of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Results Six months ended 31 December 2006	2005
Property		
Property sales	**648**	55
Rental income	**392**	209
	1,040	264
Hotel operation	**57**	—
Other businesses	**78**	106
Operating profit	**1,175**	370
Finance costs	**(81)**	(89)
Profit before taxation and share of increase in fair value of investment properties	**1,094**	281
Share of increase in fair value of investment properties held by associates and jointly controlled entities	**1,290**	1,225
Profit before taxation	**2,384**	1,506
Taxation	**(357)**	(270)
Profit after taxation	**2,027**	1,236

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit Six months ended 31 December 2006	2005
Property		
Property sales	**3,281**	4,699
Rental income	**2,535**	2,235
	5,816	6,934
Hotel operation	**197**	112
Telecommunications	**48**	59
Other businesses	**656**	665
Other income	**314**	305
Unallocated administrative expenses	**(321)**	(315)
Operating profit	**6,710**	7,760
Increase in fair value of investment properties		
- Group	**5,547**	7,784
- Associates and jointly controlled entities	**1,290**	1,225
Net finance costs		
- Group	**(297)**	(378)
- Associates and jointly controlled entities	**(81)**	(89)
Profit/(loss) on disposal of long-term investments less impairment	**4**	(13)
Profit before taxation	**13,173**	16,289
Taxation		
- Group	**(1,816)**	(2,429)
- Associates and jointly controlled entities	**(357)**	(270)
Profit for the period	**11,000**	13,590

3. **Net finance costs**

	Six months ended 31 December 2006	2005
Interest expenses on		
Bank loans and overdrafts	**520**	491
Other loans wholly repayable within five years	**63**	87
Other loans not wholly repayable within five years	**48**	11
	631	589
Notional non-cash interest accretion	**37**	33
Less: Portion capitalized	**(238)**	(158)
	430	464
Interest income on bank deposits	**(133)**	(86)
	297	378

4. **Profit/(loss) on disposal of long-term investments less impairment**

	Six months ended 31 December 2006	2005
Profit/(loss) on disposal of available-for-sale investments	**12**	(13)
Impairment of available-for-sale investments	**(8)**	—
	4	(13)

5. **Profit before taxation**

	Six months ended 31 December 2006	2005
Profit before taxation is arrived at after charging:		
Cost of properties sold	**4,217**	2,894
Cost of other inventories sold	**526**	505
Depreciation and amortization	**494**	534
Amortization of intangible asset (included in operating expenses)	**31**	28
and crediting:		
Dividend income from listed and unlisted investments	**73**	62
Interest income from listed and unlisted debt securities	**11**	138
Net realized and unrealized holding gains on marketable securities	**283**	75

6. **Taxation**

	Six months ended 31 December 2006	2005
Current taxation		
Hong Kong profits tax	**691**	975
China income tax	**10**	3
	701	978
Deferred taxation		
Change in fair value of investment properties	**974**	1,362
Other origination and reversal of temporary differences	**141**	89
	1,115	1,451
	1,816	2,429

Hong Kong profits tax is provided at the rate of 17.5 per cent (2005: 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

Share of associates and jointly controlled entities' taxation of HK$44 million (2005: HK$26 million) and HK$313 million (2005: HK$244 million) respectively are included in the share of results of associates and jointly controlled entities and share of increase in fair value of investment properties.

7. **Earnings per share**

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to Company's shareholders of HK$10,910 million (2005: HK$13,505 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,491,795,194 (2005: 2,401,105,558). The diluted earnings per share is based on 2,491,799,395 (2005: 2,401,277,856) shares which is the weighted average number of shares in issue during the period plus the weighted average number of 4,201 (2005: 172,298) shares deemed to be issued at no consideration if all outstanding options had been exercised.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, earnings per share are additionally calculated based on the underlying profit attributable to Company's shareholders which excluded the effect of fair value changes on investment properties. A reconciliation of profits is as follows:

	Six months ended 31 December 2006	Earnings per share (Basic) HK$	2005	Earnings per share (Basic) HK$
Profit attributable to Company's shareholders as shown in the consolidated profit and loss account	**10,910**	**4.38**	13,505	5.62
Increase in fair value of investment properties net of deferred tax and minority interests	**(4,573)**	**(1.83)**	(6,416)	(2.67)
Adjustments for realized gains of disposed investment properties net of deferred tax	**26**	**0.01**	—	—
Share of increase in fair value of investment properties net of deferred tax held by associates and jointly controlled entities	**(1,066)**	**(0.43)**	(1,010)	(0.42)
Underlying profit attributable to Company's shareholders	**5,297**	**2.13**	6,079	2.53

FINANCIAL REVIEW

Review of Results

Profit attributable to Company's shareholders for the six months ended 31 December 2006 was HK$10,910 million, a decrease of HK$2,595 million or 19% compared to HK$13,505 million for the corresponding period last year. The reported profit has included an increase in fair value of investment properties net of deferred taxation of HK$5,639 million for the current period and HK$7,426 million for the corresponding period of the last financial year. Underlying net profit for the period which excludes the impact of fair value changes on investment properties amounted to HK$5,297 million, down by HK$782 million or 12.9% compared to HK$6,079 million in the same period last year. The decrease was primarily due to lower profit contributions from property sales, which dropped by HK$1,418 million or 30% to HK$3,281 million, largely as a result of smaller development profit margin compared to the first half of the last financial year. The profit decline was partly offset by strong growth in rental income. Net rental income for the period grew to HK$2,535 million, 13.4% higher than HK$2,235 million in the first half of the last financial year, mainly attributable to positive rental reversions across the various sectors, particularly the office sector.

Financial Resources and Liquidity

(a) Net debt and gearing

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 31 December 2006, calculated on the basis of net debt to Company's shareholders' funds, was 17.5% compared to 13.4% at 30 June 2006. Interest cover, measured by the ratio of underlying profit from operations to total net interest expenses including those capitalized, was 10.4 times compared to 13.8 times for the same period last year.

As at 31 December 2006, the Group's gross borrowings totalled HK$37,791 million. Of these, HK$1,673 million related to the bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. All other borrowings of the Group are unsecured. Net debt, after deducting cash and bank deposits of HK$6,971 million, amounted to HK$30,820 million. The maturity profile of the Group's gross borrowings is set out as follows:

	31 December 2006 HK$ Million	30 June 2006 HK$ Million
Repayable:		
Within one year	**1,231**	2,950
After one year but within two years	**4,468**	1,815
After two years but within five years	**29,342**	22,902
After five years	**2,750**	2,570
Total borrowings	**37,791**	30,237
Cash and bank deposits	**6,971**	7,806
Net debt	**30,820**	22,431

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 31 December 2006, about 92% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 8% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 31 December 2006, about 93% of the Group's borrowings were denominated in Hong Kong dollars, 4% in Singapore dollars, 2% in US dollars and 1% in other currencies. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 31 December 2006, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$2,900 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Charges of assets

As at 31 December 2006, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$330 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$4,800 million, have been charged as collateral securities for its bank borrowings. Except for the above two charges, all the Group's assets are free from any encumbrances.

Contingent liabilities

As at 31 December 2006, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$3,392 million (30 June 2006: HK$5,302 million).

EMPLOYEES AND REMUNERATION POLICIES

As of end of 2006, the Group employed more than 27,000 employees. Given a more buoyant economy, the Group has been alert to retaining and motivating talent and will make necessary adjustments in compensation to respond to the changes in employment market. Apart from the base salary, employees are offered with incentives such as discretionary bonuses and other merit payments to reward employees their performance and contributions. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to individual requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. Particulars of the scheme are to be set out in the relevant sections of the Interim Report.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.70 per share (2005: HK$0.70 per share) payable in cash on 2 April 2007 to shareholders on the Register of Members as at 29 March 2007.

CLOSING OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 21 March 2007 to Thursday, 29 March 2007 (both days inclusive). In order to establish entitlements to the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 20 March 2007.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the period ended 31 December, 2006. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the period.

CORPORATE GOVERNANCE

During the six months ended 31 December 2006, the Company has complied with the provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation:

Code provision A.2.1 stipulates that the role of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. Given the current corporate structure, there is no separation between the roles of Chairman and Chief Executive Officer. Although the Chairman and Chief Executive Officer is the same individual, power and authority are not concentrated as responsibilities are also shared with the two vice-chairmen and all major decisions are made in consultation with members of the Board and appropriate board committees as well as top management. There are four independent non-executive directors in the Board offering independent and different perspectives. Therefore, the Board is of the view that there are adequate balance of power and safeguards in place.

AUDIT COMMITTEE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and discussed with management regarding auditing, internal control and financial reporting matters including the review of the Company's unaudited interim results for the six months ended 31 December 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com in due course. Printed copies will be sent to shareholders before the end of March 2007.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 7 March 2007

As at the date of this announcement, the Board of Directors comprises of eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing, [illegible], KWAN Cheuk-yin, William and LO Chiu-chun, Clement; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, FUNG Kwok-king, Victor, YIP Dicky Peter and WONG Yue-chim, Richard.

END